EXHIBIT 99.12
Media release

Rio Tinto selects Heliogen’s breakthrough solar technology to provide carbon-free energy to Boron mine

24 March 2021

LONDON and PASADENA, Calif. – International mining and metals company Rio Tinto and renewable energy technology company Heliogen today announced an agreement to explore the deployment of Heliogen’s breakthrough solar technology at Rio Tinto’s borates mine in Boron, California.

Under a Memorandum of Understanding, Heliogen will deploy its proprietary, artificial intelligence (AI)-powered technology at the Boron operation, where it will use heat from the sun to generate and store carbon-free energy to power the mine’s industrial processes. The two companies will begin detailed planning and securing government permits for the project, with the aim of starting operations from 2022. The companies will also use the Boron installation to begin exploring the potential for deployments of Heliogen’s technology at Rio Tinto’s other operations around the world to supply process heat, which accounted for 14 per cent of Scope 1 & 2 emissions from the Group’s managed operations in 2020.

Heliogen’s high-temperature solar technology is designed to cost-effectively replace fossil fuels with sunlight for a range of industrial processes, including those used in mining. At Rio Tinto’s Boron mine, the company’s proprietary technology will use AI to control a network of mirrors that concentrate sunlight to capture energy used to make steam. Heliogen’s system will also store the captured energy in the form of heat, allowing it to power nighttime operations and providing the same uninterrupted energy stream offered by legacy fuels.

The Boron operation mines and refines borates into products ranging from fertilizers to construction materials and is producing lithium carbonate from a demonstration plant. The site currently generates steam using a natural gas cogeneration plant and natural gas fired boilers. Heliogen’s installation will supplement these energy sources by generating up to 35,000 pounds per hour of steam to power operations, with the potential to reduce carbon emissions at the Boron site by around 7 per cent – equivalent to taking more than 5,000 cars off the road. Rio Tinto will also be assessing the potential for larger scale use of the Heliogen technology at Boron to reduce the site’s carbon footprint by up to 24 per cent.

Heliogen’s mission of slashing global carbon emissions by replacing fossil fuels with sunlight, as well as its focus on industrial sectors, made them an ideal partner for Rio Tinto, which is committed to decarbonizing its global operations.

Rio Tinto Chief Executive Jakob Stausholm said: “This partnership with Heliogen has the potential to significantly reduce our emissions at Boron by using this groundbreaking solar technology, and we look forward to exploring opportunities across our global portfolio.

“Addressing climate change effectively will require businesses, governments and society to work together through partnerships like this one, to explore innovative new solutions throughout the entire value chain. Our work with Heliogen is part of Rio Tinto’s commitment to spend approximately $1 billion on emissions reduction initiatives through to 2025 and our commitment to work with world-leading technology providers to achieve this goal.”

Heliogen CEO and Founder Bill Gross said: “Since its founding, Heliogen has been laser-focused on decarbonizing industrial sectors, including mining. As a result, this agreement with Rio Tinto is incredibly gratifying. We’re pleased to find a partner committed to cutting its contributions to climate change. We’re also pleased that Rio Tinto is exploring our technology to play an important role in helping reach its sustainability goals while dramatically reducing its energy costs. More broadly, we’re excited to take this important step as we pursue Heliogen’s goal of avoiding more than 1 gigaton of CO2 emissions – 5 per cent of the world’s annual total – from the global economy by turning sunlight into an industrial energy source.”

About Rio Tinto

Rio Tinto produces high-quality iron ore, copper, aluminium and minerals that have an essential role in enabling the low-carbon transition. We divested the last of our coal businesses in 2018 and no longer extract fossil fuels.

We have publicly acknowledged the reality of climate change for over two decades and have reduced our emissions footprint by over 30 per cent in the decade to 2020.

We have set 2030 targets to reduce our absolute emissions by 15% and our emissions intensity by 30% relative to our 2018 baseline. These targets are consistent with a 45% reduction in absolute emissions, relative to 2010 levels, and the Intergovernmental Panel on Climate Change (IPCC) pathways to 1.5°C. They are supported by our commitment to spend approximately $1 billion on emissions reduction initiatives over the first five years of the ten-year target period. In 2020 we set new Scope 3 emissions reduction goals to guide our partnership approach across our value chain.

Read more about Our Approach to Climate Change here: www.riotinto.com/invest/reports/climate-change-report

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in all sectors of the economy and empowering a sustainable future. The company’s proprietary technology cost-effectively delivers near 24/7 carbon-free energy in the form of heat, electricity, and green hydrogen fuel at scale for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996.

In November 2020, TIME included Heliogen’s HelioHeat technology on its Best Inventions of 2020 list. In April 2020, Fast Company selected Heliogen as a recipient of a 2020 World Changing Ideas Award for its technology. The company won the Energy category.
For more information about Heliogen, please visit Heliogen.com or @HeliogenInc.

Heliogen Press Kit Download
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Contacts

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Rio Tinto Media Relations Matthew Klar Matthew.klar@riotinto.com +1 514 608 4429 Category: Boron	Heliogen Media Relations Leo Traub, Antenna Group for Heliogen heliogen@antennagroup.com + 1 646 883 3562
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404